SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated November 25, 2010	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: November 26, 2010	By:	/s/ Li Yue
Name: Li Yue
Title: Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED 中國移動有限公司 (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

ANNOUNCEMENT

The Board is pleased to announce that on 25 November 2010, the Company entered into a strategic cooperation agreement with SPD Bank in relation to their cooperation in the areas of mobile finance and mobile e-Commerce businesses and the sharing of customers/ channels and other resources.

Reference is made to the announcement dated 10 March 2010 of China Mobile Limited (“Company”) in relation to the subscription for 20% interest in Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) by China Mobile Group Guangdong Company Limited (“Guangdong Mobile”), a wholly-owned subsidiary of the Company (“Subscription”), and the announcement dated 15 October 2010 in relation to the completion of the Subscription (the “Announcement”). According to the Announcement, the completion of the Subscription has taken place and Guangdong Mobile has been registered as a shareholder of SPD Bank.

The board of directors of the Company (“Board”) is pleased to announce that on 25 November 2010, the Company entered into a strategic cooperation agreement with SPD Bank, pursuant to which the Company and SPD Bank shall cooperate in the areas of mobile finance and mobile e-Commerce businesses such as mobile phone payment which includes on-site payment and remote payment, as well as cooperating in the sharing of customers services and channels resources.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 25 November 2010

As at the date of this announcement, the Board comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive Directors, and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive Directors.

A-1